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SI 19006223

SEC Mail Processing

MAR 14 2019

Washington, DC

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-41811

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allianz Global Investors Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway
(No. and Street)

NEW YORK	NEW YORK	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PRASHIR SHIVDASANI - 212 739 4011

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP

(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets

MAR 14 2019

RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RNS

OATH OR AFFIRMATION

I, PRASHIR SHIVDASANI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allianz Global Investors Distributors LLC, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

HOWARD F. SMITH Jr.
Notary Public, State of New York
No. 01SM6057099
Qualified 'n New York County
Commission Expires 4-9, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

(SEC Identification No. 8-41811)

Consolidated Financial Statements and Supplementary Information

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with Rule 17a-5(e)(3) as a
Public Document.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Table of Contents

pwc

Report of Independent Registered Public Accounting Firm

To the Member Allianz Global Investors Distributors LLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial condition of Allianz Global Investors Distributors LLC (the "Company") as of December 31, 2018, and the related consolidated statements of operations, of changes in member's capital and of cash flows for the year then ended, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information in the accompanying Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements under

PricewaterhouseCoopers LLP, 300 Madison Avenue New York, NY 10017
T: 646-471-3000, F: 813-286-6000, www.pwc.com

Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

PricewaterhouseCoopers LLP

March 13, 2019

We have served as the Company's auditor since 2018.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC
Consolidated Statement of Financial Condition

Assets		
Cash and cash equivalents	$	47,318,174
Receivable from affiliates		7,378,469
Investments in deferred compensation plans, at fair value		5,867,594
Distribution and servicing fees receivable		3,306,989
Prepaid expenses		637,629
Other		218,457
Total assets	$	64,727,312
Liabilities and Member's Capital		
Accrued compensation		8,480,615
Payable to deferred compensation plans participants		4,796,617
Accounts payable and accrued expenses		6,751,366
Commissions payable	$	5,597,591
Payable to affiliates		2,022,669
Total liabilities		27,648,858
Member's capital		37,078,454
Total liabilities and member's capital	$	64,727,312

The accompanying notes are an integral part of these consolidated financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC
Consolidated Statement of Operations
Year ended December 31, 2018

Revenues:		
Marketing service fees	$	78,437,081
Distribution and servicing fees		47,770,789
Sales fees and other		5,866,429
Interest income		478,522
Total revenues		132,552,821
Expenses:		
Commissions		46,819,922
Compensation and benefits		31,485,851
General and administrative		31,469,573
Marketing and promotional		14,205,055
Occupancy and equipment		1,463,577
Professional Fees		517,996
Insurance		123,724
Other		2,748,264
Total expenses		128,833,962
Net income	$	3,718,859

The accompanying notes are an integral part of these consolidated financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Consolidated Statement of Changes in Member's Capital

Year ended December 31, 2018

Member's capital, beginning of year	$ 37,253,376
Net Income	3,718,859
Distributions	(3,893,781)
Member's capital, end of year	$ 37,078,454

The accompanying notes are an integral part of these consolidated financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Consolidated Statement of Cash Flows
Year ended December 31, 2018

Cash flows from operating activities:	
Net income	$ 3,718,859
Adjustment to reconcile net income to net cash provided by operating activities:	
Changes in:	
Receivable from affiliates	89,545
Activity in deferred compensation plans, net	(5,867,594)
Distribution and servicing fees receivable	1,367,511
Prepaid expenses	(3,600)
Deferred sales charges	244,107
Other current assets	311,217
Accrued compensation	1,215,012
Accounts payable and accrued expenses	1,340,078
Payable to deferred compensation plan participants	4,796,617
Commissions payable	(2,491,399)
Payable to affiliates	(1,365,717)
Other current liabilities	(31,448)
Net cash provided by operating activities	3,323,188
Cash flows from financing activities:	
Distribution	(3,893,781)
Net cash and cash equivalents used in financing activities	(3,893,781)
Net decrease in cash and cash equivalents	(570,593)
Cash and cash equivalents, beginning of year	47,888,767
Cash and cash equivalents, end of year	$ 47,318,174

The accompanying notes are an integral part of these consolidated financial statements.

(1) Organization and Business

Allianz Global Investors Distributors LLC (AGID or the Company) is a single-member limited liability company wholly owned by Allianz Global Investors U.S. Holdings LLC (AGI US Holdings), which in turn is wholly owned by Allianz Asset Management of America L.P. (AAM LP). Allianz SE indirectly owns the majority interest of AAM LP. Allianz SE is an international financial services company engaged in property and casualty protection, life and health insurance, and asset management. AGID is a registered broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

AGID serves as the distributor and provides shareholder services to certain affiliated institutional and retail mutual funds (Allianz Funds and 529 Plans) for which AGI US Holdings and its subsidiaries provide investment management and advisory services.

AGID does not carry security accounts for customers and does not perform custodial functions relating to customer securities and, therefore, claims exemption from the provisions of Rule 15c3-3 of the SEC.

(2) Significant Accounting Policies

(a) Basis of Accounting

The accompanying consolidated financial statements have been prepared in accordance with the United States Generally Accepted Accounting Principles (GAAP). All balances are stated in U.S. dollars.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the deferred compensation plan, which is a variable interest entity (VIE) and consolidated in accordance with ASC 810, Consolidation. The Company's maximum exposure to loss related to the VIE is limited to the carrying amount of investments held by the VIE, which are recorded at fair value on the consolidated statement of financial condition. All intercompany items have been eliminated in the accompanying consolidated financial statements

(c) Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for the goods or services.

On January 1, 2018, the Company adopted Accounting Standards Codification Topic 606 (ASC Topic 606), Revenue from Contracts with Customers, retrospectively with the cumulative effect of initially applying the standard recognized on the date of initial application. There was no impact to retained earnings or to revenue for the year ended December 31, 2018, as revenue recognition and timing of revenue did not change as a result of implementing ASC Topic 606.

Sales commissions paid to third party intermediaries in connection with the sale of shares of affiliated mutual funds sold without a front end sales charge were previously capitalized. As a result

of implementing ASC Topic 606, the Company elected the practical expedient to recognize as an expense when incurred as these incremental costs of obtaining a contract had an amortization period of one year or less. Any sales commissions that are recaptured through contingent deferred sales charges are recorded as other revenue.

(d) ***Cash and cash equivalents***

Cash and cash equivalents consist of cash on deposit with financial institutions and nonaffiliated money market deposit accounts, which are carried at cost plus accrued income, which approximates fair value. AGID considers all liquid financial instruments with an original maturity of less than three months to be cash equivalents. The Company maintains cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

(e) ***Investments in deferred compensation plans, at fair value***

Investments in deferred compensation plans are recorded at fair value. The investments primarily consist of regulated investment companies and common stock. The investments are measured using actively traded market prices. Each Fund's net asset value is normally determined as of the close of regular trading (normally, 4:00 p.m. Eastern Time) on the New York Stock Exchange (NYSE) on each day the NYSE is open for business.

(f) ***Deferred compensation plans liability***

The Company accounts for its deferred compensation liability in accordance with ASC 710 and adjusts the carrying value of the liability for changes in the assets held in the deferred compensation trust. The carrying value of the deferred compensation liability approximates fair value.

(g) ***Income taxes***

Under current federal and applicable state tax laws and regulations, single-member limited liability companies are generally not regarded as separate tax paying entities, and, accordingly, are not themselves subject to income taxes in most jurisdictions. For tax purposes, income, loss, gain, credit, or other elements of AGID are included on the AGI US Holdings separate income tax return. AGID is subject to state and local taxes in certain jurisdictions.

The accounting standard for income taxes requires the evaluation of tax positions taken in the course of preparing AGID's tax returns to determine whether tax positions are "more likely than not" of being sustained by the applicable taxing authority. Tax benefits of positions not deemed to meet the more likely than not threshold would not be recognized. The Company's policy is to recognize interest and penalties, if any, related to certain tax positions as a component of other expense. There were no uncertain tax positions identified in 2018, thus the Company did not recognize any interest or penalties. The Company does not believe its position will change materially in the next 12 months.

AGID's federal income tax returns remain open to examination for tax years 2015 through 2017 and state income tax returns remain open to examination for tax years 2014 through 2017.

(h) Distribution and servicing fees

Distribution and servicing fees is an ongoing fee that the Company receives for completing the performance obligation of distribution and servicing activities on behalf of Allianz Global Investors U.S. LLC (AGI US) mutual funds. For distribution and servicing fee revenue, the performance obligation is considered a series of distinct services performed each day that are substantially the same. This revenue is earned ratably over time to match the delivery of the performance obligation each day over the life of the contract. As the distribution and servicing revenue amounts are based on percentages of the average daily net assets of the AGI US mutual funds, the consideration for this revenue is variable and deemed constrained due to dependence of unpredictable asset values. The constraint is removed once these values can be determined.

(i) Marketing service fees

AGID and AGI US, both wholly owned subsidiaries of AGI US Holdings, have a marketing services agreement, whereby AGID earns marketing service fees from AGI US to compensate AGID for the acquisition of new assets under management. Services include activities to market, promote, distribute and/or service the Allianz Funds. Compensation for these services is based on a fixed margin of 5% above AGID's net expenses (as defined within the marketing services agreement). The performance obligation of marketing service fee revenue is considered a series of distinct services performed each period that are substantially the same. This revenue is earned ratably over time to match the continued delivery of the performance obligation over the life of the contract. The constraint is removed once the services are provided and costs determined. Payment of the marketing service fee is settled monthly.

(j) Sales fees and other

Revenue associated with the sale of Class A shares of Allianz Funds is recorded on a trade-date basis, and is primarily based on a percentage of the share's public offering price. The Company also earns an asset-based fee, based on the average net assets of the 529 College Savings Account Plans for which it is the program manager. For this revenue, the performance obligation is considered a series of distinct services performed each day that are substantially the same. As the these revenue amounts are based on percentages of the average daily net assets of the 529 College Savings Account Plans, the consideration for this revenue is variable and deemed constrained due to dependence of unpredictable asset values. The constraint is removed once these values can be determined. For single commissions received, the performance obligation of the Company is ultimately to facilitate investor purchases of Class A shares of AGI US mutual funds, through third party intermediaries, that will be issued by the named transfer agent. The total amount of the single commission is earned as revenue when the AGI US mutual fund is sold, per the transaction date, as returns have been deemed negligible and it is not probable that that there will be a significant reversal of revenue. Payment of commissions is settled daily.

(k) Sales charges

Sales commissions are paid to third party intermediaries in connection with the sale of shares of affiliated mutual funds sold without a front-end sales charge. Sales commissions paid to third party intermediaries in connection with the sale of shares of affiliated mutual funds sold without a front

end sales charge were previously capitalized. As a result of implementing ASC Topic 606, the Company elected the practical expedient to recognize as an expense when incurred as these incremental costs of obtaining a contract had an amortization period of one year or less. Any sales commissions that are recaptured through contingent deferred sales charges are recorded as other revenue.

(l) ***Contract assets and liabilities***

Revenues related to distribution and servicing fees, sales commissions and other are included in distribution and servicing fees receivable in the accompanying consolidated statement of financial condition. Revenues related to marketing service fees are included in receivable from affiliates in the accompanying consolidated statement of financial condition. There was no impairment of any receivables recognized during the year related to revenue from contracts with customers. There are no contract liabilities related to these contracts.

(m) ***Use of estimates***

The preparation of the accompanying consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported disclosures about contingent assets and liabilities, reported amounts of revenues and expenses, and the accompanying notes. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods.

(3) Fair value measurements

ASC Topic 820 defines fair value as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. There is a three level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each asset or liability is based on the assessment of the transparency and reliability of the inputs used in the valuation of such asset or liability at the measurement date. The three hierarchy levels are defined as follows:

- Level 1 – Valuations based on unadjusted quoted market prices in active markets for identical securities;

- Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date, quoted prices in markets that are not active, or other inputs that are observable, either directly or indirectly; and

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There have been no changes to the Company's valuation policies during the year ended December 31, 2018.

The Company's assets held at fair value as of December 31, 2018 were $5,867,594. The underlying assets are related to executive deferred compensation held in trusts, and primarily consist of Mutual Funds and are assessed to be Level 1.

(4) Revenues

Pursuant to the distribution agreements with the Allianz Funds, AGID acts as principal underwriter for such funds. For providing such services, AGID receives distribution and servicing fees, along with sales commission income.

AGID receives distribution fees generally ranging from 0.25% to 0.75% of the average daily net assets attributable to the Class C, and R shares of the Allianz Funds, and servicing fees equal to 0.25% of the average daily net assets attributable to Class A, C, and R shares of the Allianz Funds.

AGID receives a sales commission up to 5.50% of the public offering price per share, on certain sales of the Class A shares of the Allianz Funds.

(5) Sales charges and other commission payments

In connection with the distribution of the Class A and Class C shares, AGID advances commissions to third party intermediaries, which are expensed. AGID is entitled to recoup its marketing costs through an ongoing fee stream from the respective funds as well as contingent sales charges. Initial Commissions are generally paid at a rate of up to 1% for Class A shares (on sales of $1 million or more) and for Class C shares. The charges are collected on certain early redemptions of such shares, unless the redemption relates to balances accumulated through reinvested dividends and capital gain distributions or appreciation on the account over the amount that was invested. The sales charge rate on Class C shares is 1% if redeemed during the first year following purchase of the Allianz Funds.

Contingent sales charges may also be received on the redemption of Class A shares at a rate of 1% of the net asset value of the redeemed shares, if the initial purchase of such Class A shares exceeded certain thresholds.

Trail commissions consist of distribution and servicing payments to participating brokers for the distribution of shares, providing personal services to shareholders, and maintaining shareholder accounts. Such trail commissions, in total, are charged up to 1.00% of the average daily net assets for the Allianz Funds.

(6) Related-Party transactions

AGID reimburses AGI US Holdings and AGI US for services such as executive management, account management, product management, finance, marketing, legal, compliance, information technology, salaries and related benefits for finance, and other general and administrative services. AGID reimburses AGI US Holdings and AGI US monthly for these services, which are allocated primarily based on net brokerage income as defined by Allianz Global Investors GmbH Global Expense policy. The total amount of allocated expenses for these services was $20,838,884, which is included in the general and administrative expenses in the accompanying consolidated statement of operations.

AGID incurred $1,374,478 in office rental and occupancy and equipment expenses for the year ended December 31, 2018, which was allocated from AGI US Holdings based on square footage, and is included in occupancy and equipment in the accompanying consolidated statement of operations.

In addition, AGID incurred $802,417 in expenses from AGI US Holdings and US LLC for the benefit of external services and various overhead operating expenses that were initially paid by AGI US Holdings and AGI US.

As of December 31, 2018 $1,768,643 was payable to such affiliates.

AGID earned $78,081,578 of marketing service fees from AGI US during 2018, which is included in marketing service fees in the accompanying consolidated statement of operations. As of December 31, 2018, $6,594,764 remained uncollected and is included within receivable from affiliates in the accompanying consolidated statement of financial condition. AGID also provided marketing and client related services for Pacific Investment Management Company LLC, an affiliate, earning $355,503 during 2018.

Certain administrative costs to oversee AGI US Holdings and its subsidiaries, including AGID, are managed centrally by Allianz Global Investors GmbH, an indirect subsidiary of Allianz SE. These costs are allocated to different entities benefiting from these services based on the proportion of net revenue earned in each entity. Costs allocated to AGID for these services, which include global management, finance, operations, technology, risk and legal, for the year ended December 31, 2018 were $2,951,320 and are included in general and administrative expense in the accompanying consolidated statement of operations.

(7) Benefit plans

AAM LP is the sponsor of a defined contribution employee savings and retirement plan covering AGID employees. The plan qualifies under Section 401(k) of the Internal Revenue Code and allows eligible employees to contribute up to 100% of their annual compensation, as defined, and subject to a maximum dollar amount determined from time to time by the Internal Revenue Code. New employees are generally eligible on the first day of the month following the start date. After the completion of one year of credited service, the Company matches an amount up to the first 5% of annual compensation, subject to Internal Revenue Code limits, contributed by the employees. The amount of expense recorded by AGID related to this plan during the year was $733,856. Under the plan, AGID may also make discretionary contributions ranging from 5.4% to 10.8% of eligible compensation. The amount of expense recorded in 2018 by AGID

related to discretionary contributions was $1,175,612. These amounts are included in compensation and benefits in the accompanying consolidated statement of operations.

AAM LP has a nonqualified deferred compensation plan pursuant to which a portion of the compensation otherwise payable to certain eligible employees will be mandatorily deferred, and pursuant to which such eligible employees may elect to defer additional amounts of compensation. The plan is maintained primarily for the purpose of providing deferred compensation for a select group of highly compensated management employees, within the meaning of Sections 201(2), 301(a)(3), and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended. Amounts deferred under the plan are invested in marketable securities as directed by the employees and are held in trust at AAM LP. Total investments held in trust and liability as of December 31, 2018 was $2,351,125, and are included in the investments in deferred compensation plans, at fair value and payable to deferred compensation plans participants on the consolidated statement of financial condition. Losses from these investments in the amount of $536,736 are reflected in other expense with a corresponding decrease in compensation expense in the accompanying consolidated statement of income. During 2018, management determined the plan should be reflected in the consolidated financial statements of the Company. The Company evaluated the impact of not including these amounts in prior periods and concluded the impact to the previously issued financial statements was not material. There was no impact to net capital or excess net capital.

AGID has various incentive compensation programs that compensate participants on the basis of certain sales and provides discretionary bonuses. Compensation under these programs was $9,669,896 for the year ended December 31, 2018 and is included in compensation and benefits in the accompanying consolidated statement of operations.

AAM LP has a long-term incentive plan to reward certain key employees for AGID's long-term growth and profitability. Awards are primarily based on achieving certain company growth targets and are paid at the end of three years from the date of grant. Compensation expense is recognized over the vesting period. Total expense under this program was $1,625,654 for the year ended December 31, 2018 and is included in compensation and benefits in the accompanying consolidated statement of operations.

AGID also has a long-term deferral plan to reward certain key employees for long-term growth and profitability of Allianz Funds. Awards are primarily based on achieving certain company growth targets and are funded on grant date into a deferred trust. Compensation expense of the notional award is recognized over the three year vesting period. Compensation expense and unrealized gains or losses are also recognized to the extent the underlying investments (Allianz Funds) appreciate or depreciate in value. Total investments held in trust and liability as of December 31, 2018 was $3,516,468 and $2,445,492 respectively, and are included in the investments in deferred compensation plans, at fair value and payable to deferred compensation plans participants in the consolidated statement of financial condition. Compensation expense under this program for the year ended December 31, 2018 was 1,167,591, which is included in compensation and benefits in the accompanying consolidated statement of operations. Losses from these investments in the amount of $250,527 are reflected in other expense with a corresponding decrease in compensation expense in the accompanying consolidated statement of operations. During 2018, management determined the trust assets and liabilities should be classified separately in the financial statements of the Company. The Company evaluated the impact of not classifying these amounts separately in prior periods and concluded the impact to the previously issued financial statements was not material. There was no impact to net capital or excess net capital.

(8) Commitments and contingencies

AGID is subject to various pending and threatened legal actions and regulatory inquiries, which arise in the normal course of business. The Company's management, upon the advice of legal counsel, believes that the outcome of these matters will not have a material adverse effect on AGID's consolidated financial condition or results of operations. The Company expenses related legal fees as incurred.

(9) Net capital

AGID is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. As of December 31, 2018, AGID had net capital of $24,465,933 for regulatory purposes, which was $22,942,450 in excess of its required net capital of $1,523,483. AGID's aggregate indebtedness to net capital ratio was 1-to-1.07 as of December 31, 2018.

(10) Subsequent events

The Company has evaluated events occurring after the consolidated statement of financial condition date (subsequent events) through March 13, 2019, the date the financial consolidated statements were available to be issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the consolidated financial statements, noting the Company has identified the following event to disclose:

Total distributions to AllianzGI U.S. Holdings subsequent to year end were $1,343,853.

Schedule I

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2018

Member's capital	$	37,078,454
Deductions and/or charges:		
Nonallowable assets:		
Receivable from affiliates		8,449,446
Other nonallowable assets		4,163,075
		12,612,521
Net capital	$	24,465,933
Computation of basic net capital requirement:		
Aggregate indebtedness	$	22,852,241
Ratio of aggregate indebtedness to net capital		1-to-1.07
Minimum net capital required (the greater of $25,000 or 6-2/3% of aggregate indebtedness)	$	1,523,483
Excess net capital	$	22,942,450

Note: The computation of net capital under Rule 15c3-1 as of December 31, 2018 computed by Allianz Global Investors Distributors LLC in its amended unaudited Form X-17a-5, Part II, filed with FINRA on January 25, 2019 does not differ from the above computation, which is based upon the accompanying audited financial statements.

Schedule II

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018

The Company has claimed exemption under Section (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission. As a result of this exemption, the Company has not included the schedule "Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission."

Schedule III

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018

The Company has claimed exemption under Section (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission. As a result of this exemption, the Company has not included the schedule "Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission."

pwc

Report of Independent Registered Public Accounting Firm

To the Member Allianz Global Investors Distributors LLC

We have reviewed Allianz Global Investors Distributors LLC's assertions, included in the accompanying Allianz Global Investors Distributors LLC Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2018 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2018.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

March 13, 2019

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Allianz Global Investors Distributors LLC
(SEC Identification No. 8-41811)

Exemption Report

Allianz Global Investors Distributors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provision of 17 C.F.R. §240.15c3-3(k)(1)

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k)(1) throughout the most recent fiscal year ended December 31, 2018 without exception.

To our best knowledge and belief, we affirm that the Company's Exemption Report is true and correct.

Prashir Shivdasani
Chief Financial Officer
Allianz Global Investors Distributors LLC

March 13, 2019